January 16, 2007

Alberta Securities Commission
4th floor, 300 5th Avenue SW
Calgary, AB T2P 3C4

British Columbia Securities Commission
PO Box 10142, Pacific Centre
701 West Georgia Street
Vancouver, BC V7Y 1L2

Dear Sir or Madam:

Re:    Avino Silver & Gold Mines Ltd.

We have read the Notice of Change of Auditors dated January 15, 2007 (“Notice”) delivered to us pursuant to National Instrument 51-102. We confirm that we are in agreement with the information contained in the Notice.

Yours truly,

MANNING ELLIOTT LLP
Chartered Accountants